			Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

($ in thousands)
	2011	2010	2009	2008	2007
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(34,242)	$(38,407)	$(2,979)	$(99,276)	$(67,346)
Amortization of interest capitalized	1,986	1,988	2,008	3,100	3,392
Interest capitalized	(438)	(1,153)	(3,870)	(25,032)	(27,105)
Distributed income of equity investees	3,737	5,566	11,601	13,344	13,207
Fixed Charges	92,892	90,351	95,856	100,002	122,996
Total Earnings	$63,935	$58,345	$102,616	$(7,862)	$45,144

Fixed Charges:
Interest expense	87,667	84,553	87,023	69,951	89,105
Interest capitalized	438	1,153	3,870	25,032	27,105
Debt costs amortization	4,787	4,645	4,963	5,019	6,786
Total Fixed Charges	$92,892	$90,351	$95,856	$100,002	$122,996

Ratio of Earning to Fixed Charges	(a)	(a)	1.1	(a)	(a)

a)
For the years ended December 31, 2011, 2010, 2008 and 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $29.0 million, $32.0 million, $107.9 million and $77.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by non-cash depreciation and amortization expense and the classification of operations for assets held for sale and sold as discontinued operations. In addition, for the year ended December 31, 2010, the deficiency of the ratio of earnings to fixed charges is also the result of a decline in revenue as the result of pressure on net effective rents. For the years ended December 31, 2008 and 2007, the deficiency of the ratio of earnings to fixed charges is also due to the $116.9 million and $43.3 million of non-cash impairment charges, respectively, related to the Company's for-sale residential business and certain development projects.